UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.01

(Title of Class of Securities)

521168 104

(CUSIP Number)

Na Lai Chiu

c/o Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

(852) 3162 8585

With copies to:

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104

1.	Name of reporting person: Na Lai Chiu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 131,805,000[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 131,805,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 131,805,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.0%[2]
14.	Type of reporting person IN

[1]	Includes 70,000 American Depository Shares (representing 3,500,000 ordinary shares) directly held by Ms. Na Lai Chiu, 80,638,000 ordinary shares directly held by Valuetrue Investments Limited, of which Ms. Chiu is the sole shareholder, and options to purchase 47,667,000 ordinary shares that are currently exercisable and directly held by Ms. Chiu.
[2]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Valuetrue Investments Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 80,638,000[3]
	8.	Shared voting power 0
	9.	Sole dispositive power 80,638,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 80,638,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.7%[4]
14.	Type of reporting person CO

[3]	Ordinary shares directly held by Valuetrue Investments Limited.
[4]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Shing Yung Ma
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 729,488,001[5]
	8.	Shared voting power 0
	9.	Sole dispositive power 729,488,001
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 729,488,001
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 33.2%[6]
14.	Type of reporting person IN

[5]	Includes 20,000,000 ordinary shares directly held by Mr. Shing Yung Ma, 667,318,001 ordinary shares directly held by Grow Grand Limited, of which Mr. Ma is the sole shareholder, and options to purchase 42,170,000 ordinary shares that are currently exercisable and directly held by Mr. Ma.
[6]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Grow Grand Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 667,318,001[7]
	8.	Shared voting power 0
	9.	Sole dispositive power 667,318,001
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 667,318,001
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 30.3%[8]
14.	Type of reporting person CO

[7]	Ordinary shares directly held by Grow Grand Limited.
[8]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Win Seasons Holdings Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,000,000[9]
	8.	Shared voting power 0
	9.	Sole dispositive power 50,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 50,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.3%[10]
14.	Type of reporting person CO

[9]	Ordinary shares directly held by Win Seasons Holdings Limited.
[1][0]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Xiaogang Wang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 56,000,000[11]
	8.	Shared voting power 0
	9.	Sole dispositive power 56,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 56,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.5%[12]
14.	Type of reporting person IN

[11]	Includes 50,000,000 ordinary shares directly held by Win Seasons Holdings Limited, of which Mr. Wang is the sole shareholder, and options to purchase 6,000,000 ordinary shares that are currently exercisable and directly held by Mr. Wang.
[12]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Honeycomb Assets Management Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 90,212,000[13]
	8.	Shared voting power 0
	9.	Sole dispositive power 90,212,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 90,212,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.1%[14]
14.	Type of reporting person CO

[13]	Ordinary shares directly held by Honeycomb Assets Management Limited.
[14]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Ming Xia Fu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 90,212,000[15]
	8.	Shared voting power 0
	9.	Sole dispositive power 90,212,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 90,212,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.1%[16]
14.	Type of reporting person IN

[15]	Includes 90,212,000 ordinary shares directly held by Honeycomb Assets Management Limited, of which Mr. Fu is the sole shareholder.
[16]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Limewater Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,000,000[17]
	8.	Shared voting power 0
	9.	Sole dispositive power 60,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.7%[18]
14.	Type of reporting person CO

[17]	Ordinary shares directly held by Limewater Limited.
[18]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Wei Min Xia
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,000,000[19]
	8.	Shared voting power 0
	9.	Sole dispositive power 60,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.1%[20]
14.	Type of reporting person IN

[19]	Includes 60,000,000 ordinary shares directly held by Limewater Limited, of which Mr. Xia is the sole shareholder.
[20]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Natural Eternity Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,000,000[21]
	8.	Shared voting power 0
	9.	Sole dispositive power 60,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.7%[22]
14.	Type of reporting person CO

[21]	Ordinary shares directly held by Natural Eternity Limited.
[22]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Kin Ip Law
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 60,000,000[23]
	8.	Shared voting power 0
	9.	Sole dispositive power 60,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 60,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.1%[24]
14.	Type of reporting person IN

[23]	Includes 60,000,000 ordinary shares directly held by Natural Eternity Limited, of which Mr. Law is the sole shareholder.
[24]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168 104

1.	Name of reporting person: Ming Ho Lui
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 22,869,300[25]
	8.	Shared voting power 0
	9.	Sole dispositive power 22,869,300
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 22,869,300
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.0%[26]
14.	Type of reporting person IN

[25]	Includes 92,369 American Depository Shares (representing 4,618,450 ordinary shares) and 49 ordinary shares directly held by Mr. Lui, and options to purchase 18,250,801 ordinary shares that are currently exercisable and directly held by Mr. Lui.
[2][6]	Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

This Amendment to Schedule 13D (this “Amendment”) is filed jointly by Ms. Na Lai Chiu (“Ms. Chiu”), a citizen of Hong Kong, Valuetrue Investments Limited (“Valuetrue Investments”), a British Virgin Islands company, Mr. Shing Yung Ma (“Mr. Ma”), a citizen of Hong Kong, Grow Grand Limited (“Grow Grand”), a British Virgin Islands company, Mr. Xiaogang Wang (“Mr. Wang”), a citizen of Hong Kong, Win Seasons Holdings Limited (“Win Seasons”), a Hong Kong Company, Mr. Ming Xia Fu (“Mr. Fu”), a citizen of Hong Kong, Honeycomb Assets Management Limited (“Honeycomb Assets”), a British Virgin Islands company, Mr. Wei Min Xia (“Mr. Xia”), a citizen of the People’s Republic of China (the “PRC”), Limewater Limited (“Limewater”), a British Virgin Islands company, Mr. Kin Ip Law (“Mr. Law”), a citizen of Hong Kong, Natural Eternity Limited (“Natural Eternity”) and Mr. Ming Ho Lui (“Mr. Lui” and, together with Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Mr. Wang, Win Seasons, Mr. Fu, Honeycomb Assets, Mr. Xia, Limewater, Mr. Law and Natural Eternity, the “Reporting Persons”), a citizen of Hong Kong.

With respect to Ms. Chiu and Valuetrue Investments, this Amendment represents Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) with respect to Le Gaga Holdings Limited (the “Issuer”), a Cayman Islands company, filed jointly by Ms. Chiu and Valuetrue Investments on May 28, 2013 (the “Original Ms. Chiu Schedule 13D”), as amended and supplemented by Amendment No. 1 filed jointly by Ms. Chiu and Valuetrue Investments on March 14, 2014 (the Original Ms. Chiu Schedule 13D as amended by Amendment No. 1 and by this Amendment, the “Ms. Chiu Schedule 13D”).

With respect to Mr. Ma and Grow Grand, this Amendment represents Amendment No. 2 to the statement on Schedule 13D filed with the SEC with respect to the Issuer filed jointly by Mr. Ma and Grow Grand on May 28, 2013 (the “Original Mr. Ma Schedule 13D”), as amended and supplemented by Amendment No. 1 filed jointly by Mr. Ma and Grow Grand on March 14, 2014 (the Original Mr. Ma Schedule 13D as amended by Amendment No. 1 and by this Amendment, the “Mr. Ma Schedule 13D”).

This Amendment represents the initial statement on Schedule 13D (the “Rollover Shareholders Schedule 13D” and, together with the Ms. Chiu Schedule 13D and the Mr. Ma Schedule 13D, the “Schedule 13D”) filed by Mr. Wang, Win Seasons, Mr. Fu, Honeycomb Assets, Mr. Xia, Limewater, Mr. Law, Natural Eternity and Mr. Lui.

Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Ms. Chiu Schedule 13D or the Mr. Ma Schedule 13D, as applicable.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby supplemented as follows:

This Amendment is being filed jointly on behalf of the Reporting Persons. A joint filing agreement among the Reporting Persons is filed as Exhibit 10, and is incorporated herein by reference in its entirety.

(a)-(c), (f) Mr. Wang is a citizen of Hong Kong. He is a director of the board of directors of the Issuer and his principal business address is at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Win Seasons, a Hong Kong company, is a holding company formed for the purpose of holding the Ordinary Shares and arranging related investment transactions. The principal business address of Win Seasons is Room 2108, 21/F., Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong. Mr. Wang is the sole shareholder and sole director of Win Seasons.

Mr. Fu is a citizen of Hong Kong. His present principal occupation is as an investment manager at All-Stars Investment Limited. The principal business address of Mr. Fu is Suite 2103, 21/F, 2 Exchange Square, 8 Connaught Place, Hong Kong.

Honeycomb Assets, a British Virgin Islands company, is a holding company formed for the purpose of holding the Ordinary Shares and arranging related investment transactions. The principal business address of Honeycomb Assets is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Fu is the sole shareholder and sole director of Honeycomb Assets.

Mr. Xia is a citizen of the PRC. His present principal occupation is as a retiree and his address of residence is P.O. 35000, Room 505, No. 147 Wusi Street, Gulou District, Fuzhou City, Fujian Province, China.

Limewater, a British Virgin Islands company, is a holding company formed for the purpose of holding the Ordinary Shares and arranging related investment transactions. The principal business address of Limewater is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Xia is the sole shareholder and a director of Limewater.

Ms. Yu Lu (“Ms. Lu”), a citizen of the PRC, is the other director of Limewater. Ms. Lu’s present principal occupation is as a retiree and her address of residence is P.O. 35000, Room 505, No. 147 Wusi Street, Gulou District, Fuzhou City, Fujian Province, China.

Mr. Law is a citizen of Hong Kong. His present principal occupation is as a doctor at United Christian Hospital and his principal business address is at 130 Hip Wo Street, Kwun Tong, Kowloon, Hong Kong.

Natural Eternity, a British Virgin Islands company, is a holding company formed for the purpose of holding the Ordinary Shares and arranging related investment transactions. The principal business address of Natural Eternity is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Law is the sole shareholder and sole director of Natural Eternity.

Mr. Lui is a citizen of Hong Kong. He is the managing director of China Linong International Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Issuer. Mr. Lui’s principal business address is at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

(d)-(e) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the other persons listed in Item 2, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Issuer, Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1, and which is incorporated herein by reference in its entirety.

The Consortium anticipates that approximately US$37.10 million will be expended to complete the Merger. This amount includes the estimated funds required by the Consortium to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Issuer other than the members of the Consortium and rollover shareholders at a purchase price of US$0.0812 per Ordinary Share or US$4.06 per ADS, and (ii) settle the outstanding options to purchase Ordinary Shares granted under the 2009 Share Incentive Plan and the 2010 Share Incentive Plan of the Issuer.

The Transactions will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a facility agreement, dated as of July 30, 2014 (the “Facility Agreement”), by and among Parent, Merger Sub, Harvest Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, as lender (the “Lender”), (ii) cash contributions contemplated by an equity commitment letter, dated as of July 30, 2014 (the “Equity Commitment Letter”), by and between Holdco and Yiheng, and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Facility Agreement, the Lender and Merger Sub have entered into a term loan facility whereby the Lender has agreed to provide up to US$30 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letter, Yiheng will provide equity financing in an aggregate amount of US$15 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement and the Equity Commitment Letter, copies of which are filed as Exhibit 2 and Exhibit 3, respectively, and which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, other members of the Consortium (either directly or through entities managed or controlled by them), and certain other shareholders of the Issuer (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement, dated as of July 30, 2014 (the “Support Agreement”), with Parent and Holdco providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 30, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.0812 per Share or US$4.06 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) 1,752,477,450 Ordinary Shares held by the Rollover Shareholders (the “Rollover Shares”) and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Holdco. In addition, if the Merger is consummated, the ADSs would be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium and the other Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent and Holdco, pursuant to which the Rollover Shareholders have agreed with Parent and Holdco, among other things, that: (a) they will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Concurrently with the execution of the Merger Agreement, Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia and Yiheng, dated as of July 30, 2014 (the “Interim Investors Agreement”) with Holdco, Parent and Merger Sub, a copy of which is filed as Exhibit 5 and pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.

Concurrently with the execution of the Merger Agreement, each of (i) Valuetrue Investments, (ii) Grow Grand, (iii) Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “Sequoia Funds”), and (iv) Yiheng, executed and delivered a limited guarantee, copies of which are filed as Exhibits 6 through 9 (each a “Limited Guarantee” and collectively the “Limited Guarantees”), in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, the Interim Investors Agreement and the Limited Guarantees, copies of which are filed as Exhibit 1, Exhibit 4 through Exhibit 9, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

Calculation of the Reporting Persons’ respective percentage ownership of the Issuer reported in this Amendment is based on 2,198,845,700 Ordinary Shares issued and outstanding as of June 30, 2013, as represented by the Issuer in the Form 20-F filed by the Issuer on October 24, 2013.

(i) Ms. Chiu directly owns (A) 70,000 American Depository Shares (representing 3,500,000 Ordinary Shares) and (B) options to purchase 47,667,000 Ordinary Shares that are currently exercisable; and (ii) Valuetrue Investments, of which Ms. Chiu is the sole shareholder, directly owns 80,638,000 Ordinary Shares, together representing approximately 6.0% of the outstanding Ordinary Shares.

(i) Mr. Ma directly owns (A) 20,000,000 Ordinary Shares and (B) options to purchase 42,170,000 Ordinary Shares that are currently exercisable; and (ii) Grow Grand, of which Mr. Ma is the sole shareholder, directly owns 667,318,001 Ordinary Shares, together representing approximately 33.2% of the outstanding Ordinary Shares.

(i) Mr. Wang directly owns options to purchase 6,000,000 Ordinary Shares that are currently exercisable; and (ii) Win Seasons, of which Mr. Wang is the sole shareholder, directly owns 50,000,000 Ordinary Shares, together representing approximately 2.5% of the outstanding Ordinary Shares.

Honeycomb Assets, of which Mr. Fu is the sole shareholder, directly owns 90,212,000 Ordinary Shares, representing approximately 4.1% of the outstanding Ordinary Shares.

Limewater, of which Mr. Xia is the sole shareholder, directly owns 60,000,000 Ordinary Shares, representing approximately 2.7% of the outstanding Ordinary Shares.

Natural Eternity, of which Mr. Law is the sole shareholder, directly owns 60,000,000 Ordinary Shares, representing approximately 2.7% of the outstanding Ordinary Shares.

Mr. Lui directly owns (A) 92,369 American Depository Shares (representing 4,618,450 Ordinary Shares), (B) 49 Ordinary Shares, and (C) options to purchase 18,250,801 Ordinary Shares that are currently exercisable, together representing approximately 1.0% of the outstanding Ordinary Shares.

Pursuant to Section 13(d) of the Act, the Reporting Persons may, by virtue of their actions in respect of the Merger as described herein, be deemed to be members of a “group” with Sequoia (and certain of its affiliates), Yiheng (and certain of its affiliates), and the other Rollover Shareholders. Neither the filing of the Schedule 13D, this Amendment nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he/she/it is the beneficial owner of any of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other members of such “group” for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, the filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Persons themselves are a “group”, or have agreed to act as a “group”.

(c) Other than the transaction described in Items 3 and 4 of this Amendment, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On July 30, 2014, Parent, Merger Sub and the Issuer entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Amendment are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) Holdco, Parent, Merger Sub and the Lender entered into the Facility Agreement; (ii) Yiheng and Holdco entered into the Equity Commitment Letter; (iii) the Rollover Shareholders, Holdco and Parent entered into the Support Agreement; (iv) the members of the Consortium, Holdco, Parent and Merger Sub entered into the Interim Investors Agreement; and (v) each of Valuetrue Investments, Grow Grand, the Sequoia Funds and Yiheng entered into a Limited Guarantee in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Amendment of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of these agreements in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 1 through 9 and are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Amendment:

Exhibit 1	Agreement and Plan of Merger, dated as of July 30, 2014, among Issuer, Parent and Merger Sub.

Exhibit 2	Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and the Lender.

Exhibit 3	Equity Commitment Letter, dated as of July 30, 2014, by and between Holdco and Yiheng.

Exhibit 4	Rollover and Support Agreement, dated as of July 30, 2014, by and among the Rollover Shareholders, Holdco and Parent.

Exhibit 5	Interim Investors Agreement, dated as of July 30, 2014, by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia, Yiheng, Holdco, Parent and Merger Sub.

Exhibit 6	Limited Guarantee, dated as of July 30, 2014, by Valuetrue Investments in favor of the Issuer.

Exhibit 7	Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Issuer.

Exhibit 8	Limited Guarantee, dated as of July 30, 2014, by and among the Sequoia Funds in favor of the Issuer.

Exhibit 9	Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Issuer.

Exhibit 10	Joint Filing Agreement, by and among the Reporting Persons dated as of July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 30, 2014

NA LAI CHIU

/s/ Na Lai Chiu

VALUETRUE INVESTMENTS LIMITED

By:	/s/ Na Lai Chiu

Name:	Na Lai Chiu
Title:	Director

SHING YUNG MA

/s/ Shing Yung Ma

GROW GRAND LIMITED

By:	/s/ Shing Yung Ma

Name:	Shing Yung Ma
Title:	Director

XIAOGANG WANG

/s/ Xiaogang Wang

WIN SEASONS HOLDINGS LIMITED

By:	/s/ Xiaogang Wang

Name:	Xiaogang Wang
Title:	Director

MING XIA FU

/s/ Ming Xia Fu

HONEYCOMB ASSETS MANAGEMENT LIMITED

By:	/s/ Ming Xia Fu

Name:	Ming Xia Fu
Title:	Director

WEI MIN XIA

/s/ Wei Min Xia

LIMEWATER LIMITED

By:	/s/ Wei Min Xia

Name:	Wei Min Xia
Title:	Director

KIN IP LAW

/s/ Kin Ip Law

NATURAL ETERNITY LIMITED

By:	/s/ Kin Ip Law

Name:	Kin Ip Law
Title:	Director

MING HO LUI

/s/ Ming Ho Lui